Exhibit 99.1

THE STARS GROUP ANNOUNCES SECOND QUARTER 2019 EARNINGS RELEASE CONFERENCE CALL AND WEBCAST DETAILS
TORONTO, Canada – August 6, 2019 – The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today announced that it will release its financial results for the second quarter ended June 30, 2019 prior to the start of trading on Monday, August 12, 2019, and will host a conference call and webcast at 8:30 a.m. ET to discuss the same.
• To access via tele-conference, please dial 1-877-451-6152 or 1-201-389-0879 ten minutes prior to the scheduled start of the call.
• The playback will be made available two hours after the event at 1-844-512-2921 or 1-412-317-6671. The Conference ID number is 13693490.
• To access the webcast please use the following link: http://public.viavid.com/index.php?id=134939

About The Stars Group

The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations and media inquiries, please contact:

Vaughan Lewis
Senior Vice President, Communications
Tel: +1 437-371-5730
ir@starsgroup.com
press@starsgroup.com